

December 14, 2023

Jie Xiao
Chief Executive Officer
YSX Tech Co., Ltd
401, 4 / F, Building 12
1601 South Guangzhou Avenue
Haizhu District, Guangzhou, Guangdong, PRC

> **Re: YSX Tech Co., Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted November 17, 2023**
> **File No. 377-06871**

Dear Jie Xiao:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted November 17, 2023

Cover Page

1. We note your response to prior comment 2 that "there have not been recent statements or regulatory actions by the Chinese government related to the use of variable interest entities since the submission of our draft registration statement on September 15, 2023." We also note that your revised disclosure references regulations that came into effect in the past ten months. Please note that our request for disclosure regarding "how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investment, or list on a U.S. or other foreign exchange" is not limited to statements and actions made since the submission of your registration statement or since the beginning of this year, but

to relevant statements and actions since the Sample Letter to China-Based Companies was issued in December 2021. Please further revise your disclosure accordingly. To the extent you disclose that no such statements and regulatory actions have or may impact your ability to conduct your business, accept foreign investment, or list on a foreign exchange, please clarify if you are relying on the opinion of counsel in making such determinations and, if not, why not. If you are not relying on the opinion of counsel, please discuss the bases for such determinations.

2.   We note your response to prior comment 4 that "we are the primary beneficiary and receive the economic benefits of the VIEs to the extent that we consolidate the financial results of the VIEs in our consolidated statements under U.S. GAAP." However, your revised disclosure states that "we are the primary beneficiary of the VIEs to the extent that we consolidate the financial results of the VIEs in our consolidated statements under U.S. GAAP, as we receive the economic benefits of the VIEs through certain contractual arrangements . . . ." Revise to conform with your response, and particularly clarify that you receive the economic benefits of the VIEs only to the extent that you consolidate the financial results of the VIEs in your consolidated statements under U.S. GAAP, as you state in your response. Please make conforming changes on page 1 of the prospectus summary and also make applicable changes where you state that the "WFOE has the right to receive substantially all of the economic benefits of the VIEs" without qualifying such statement with disclosure of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Also make conforming changes on page 2 and in your risk factor entitled "We may not be able to consolidate the financial results . . . " on page 39. In this regard, any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP.

Please contact Patrick Kuhn at 202-551-3308 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Linda Ni